

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail
Mr. Herbert W. Hill
Chief Accounting Officer
Clear Channel Outdoor Holding, Inc.
200 East Basse Road
San Antonio, Texas 78209

July 6, 2007

Re: **Clear Channel Outdoor Holding, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2006
        Filed March 1, 2007
        File No. 1-32663

Dear Mr. Byrd:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                                Sincerely,

                                                Larry Spirgel
                                                Assistant Director